UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HPL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40426C105

(CUSIP Number)

Rex S. Jackson
Vice President and General Counsel
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
(650) 584-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426C105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Synopsys, Inc., I.R.S. Identification No. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,239,128 shares of common stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 6,239,128 shares of common stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,239,128 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% of common stock (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on a Current Report on Form 8-K filed by HPL with the Commission on June 24, 2004.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001 of HPL Technologies, Inc., a Delaware corporation (“HPL”).  The principal executive offices of HPL are located at 2033 Gateway Place, Suite 400, San Jose, California 95110.

Item 2.	Identity and Background
(a) The name of the corporation filing this statement is Synopsys, Inc., a Delaware corporation, hereinafter sometimes referred to herein as “Synopsys.”
(b) The address of Synopsys’ principal office is 700 East Middlefield Road, Mountain View, CA 94043.

(c)      Synopsys provides electronic design automation software that enables its customers to design complex integrated circuits and systems-on-chips in the global semiconductor and electronics industries.

(d)     Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        To Synopsys’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States except for Dr. Aart de Geus who is a citizen of the Netherlands and Dr. Raul Camposano who is a citizen of Germany.

Set forth on Schedule A is the name, and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Synopsys as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Synopsys purchased the 6,239,128 shares of HPL common stock to which this report relates (the “Purchased Shares”) from a third party for an aggregate purchase price of $2,869,998.88. The source of the funds for the Purchased Shares was Synopsys’ working capital.

Item 4.	Purpose of Transaction

Synopsys currently holds its interest in HPL for investment purposes.  Except as set forth herein, neither Synopsys nor, to Synopsys’ knowledge, any of its executive officers or directors has any current plan or proposal which relates to or would result in:

(a) any acquisition by any person of additional securities of HPL, or any disposition of securities of HPL;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HPL or any of its subsidiaries;
(c) any sale or transfer of a material amount of assets of HPL or any of its subsidiaries;
(d) any change in the present board of directors or management of HPL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of HPL;
(f) any other material change in HPL’s business or corporate structure;
(g) any changes in HPL’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of HPL by any person;

(h)     any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of HPL;

(i) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of HPL; or
(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Synopsys may determine to change its investment intent with respect to HPL at any time in the future.  Synopsys reserves the right to acquire additional shares of HPL common stock, to dispose of all or a portion of the Purchased Shares, or to change its intention with respect to any or all of the matters referred to in this Item.

Item 5.	Interest in Securities of the Issuer

(a)      Synopsys beneficially owns 6,239,128 shares of HPL common stock.  This number of shares represents approximately 19.9% of the issued and outstanding shares of HPL common stock (as stated by HPL in a Form 8-K filed on June 24, 2004). To Synopsys’ knowledge, no shares of HPL common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) Synopsys possesses the sole power to vote and to direct the vote, and sole power to dispose or to direct the disposition, of the Purchased Shares.

(c)      Except for Synopsys’ purchase of the Purchased Shares, Synopsys has not, and to Synopsys’ knowledge none of the executive officers and directors of Synopsys has, engaged in any transaction in HPL common stock during the past 60 days.

(d) To Synopsys’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with its purchase of the Purchased Shares from a third party, Synopsys entered into a Rights Agreement with HPL.  Pursuant to this agreement, HPL granted Synopsys registration and board observer rights.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2004
Date
SYNOPSYS, INC. /s/ Steven K. Shevick
Signature
Steven K. Shevick Senior Vice President and Chief Financial Officer
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Synopsys, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Synopsys, Inc.  Except as indicated below, the business address of each person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, CA 94043.

BOARD OF DIRECTORS

Dr. Aart de Geus Chairman and CEO, Synopsys, Inc.	Dr. A. Richard Newton Professor of Electrical Engineering and Computer Sciences, University of California at Berkeley Berkeley, California 94720

Andy D. Bryant Executive Vice President and Chief Financial and Enterprise Services Officer, Intel Corporation 2200 Mission College Boulevard Santa Clara, California 95052	Dr. Sasson Somekh President, Novellus Systems, Inc. 4000 N. First Street San Jose, California 95134

Dr. Chi-Foon Chan President and Chief Operating Officer, Synopsys, Inc.	Roy Vallee Chairman and CEO, Avnet, Inc. 2211 S. 47th Street Phoenix, Arizona 85034

Bruce R. Chizen President, Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110	Steven C. Walske Chief Business Strategist, Parametric Technology Corporation 140 Kendrick Street Needham, Massachusetts 02494

Deborah A. Coleman General Partner, SmartForest Ventures 209 SW Oak Street, First Floor Portland, Oregon 97204

EXECUTIVE OFFICERS

Name	Title
Dr. Aart de Geus	Chairman and Chief Executive Officer

Dr. Chi-Foon Chan	President and Chief Operating Officer

Steven K. Shevick	Senior Vice President and Chief Financial Officer

Vicki L. Andrews	Senior Vice President, Worldwide Sales

Dr. Raul Camposano	Senior Vice President and Chief Technical Officer

John Chilton	Senior Vice President and General Manager, Solutions Group

Janet S. Collinson	Senior Vice President, Human Resources and Facilities

Dr. Antun Domic	Senior Vice President and General Manager, Implementation Group

Manoj Gandhi	Senior Vice President and General Manager, Verification Group

Deirdre Hanford	Senior Vice President, Worldwide Application Services

Rex S. Jackson	Vice President and General Counsel